UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2006
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

SIGNATURES

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.
PETSEC ENERGY LTD
ACN 000 602 700
5 December 2006
PETSEC ANNOUNCES A$39.6 MILLION PLACEMENT AND
SHARE PURCHASE PLAN
Petsec Energy Ltd (ASX Code: PSA; ADR’s Code: PSJEY.PK)
Petsec Energy Ltd today announced a share placement of 11.5 million shares to international & Australian investors at A$2.40 per share, and a partially underwritten Shareholder Share Purchase Plan (“SSPP”), at A$2.40 per share to raise a minimum of A$39.6 million for the Company’s 2007 exploration and development programme in the Gulf of Mexico, USA and China.
The Shareholder Share Purchase Plan offers the right to all eligible shareholders to purchase up to a maximum of 2,083 additional shares to the value of A$5,000 at the same price as the institutional placement price of A$2.40 per share.
BBY Limited managed the placement and partially underwrote the SSPP.
This capital raising follows the Company’s decision to participate in 14-20 wells in 2007. This programme is a significant increase on the 9 wells drilled in 2006 and will expose the company to potential reserve additions in excess of 60 Bcfe.
Drilling in the Gulf of Mexico is expected to commence early in the new year.
The funding will be applied to the Company’s projects in:
1.	Mobile Bay, Gulf of Mexico — The development of gas discoveries made in the recently completed 3 well drilling programme at Mobile Bay.

2.	Moonshine, Onshore Louisiana - A drilling programme of 7-9 wells to commence first quarter 2007, which we expect will continue for most of the year. The Moonshine Project covers an area of approximately 60,000 acres in a highly productive area that has produced over 340 Bcfe and 7 million barrels of oil.

3.	Gulf of Mexico, USA -An exploration programme of 5-7 wells commencing in the first quarter of 2007.

4.	Wei 6-12 South, China — An oil development plan and pre-development work on the 6.12 south oil field discovered in May 2006. This discovery is estimated to contain 70-100 million barrels of oil in place with a recovery rate ranging between 30-50% (Petsec’s net interest is 12.25%). A drilling programme of 2-4 wells is planned in the second half of 2007 targeting additional reserves of 2.5-4.0 million barrels of oil net to the company.
In accordance with ASX Listing Rule 3.10.3, further information is provided in relation to the SSPP:
(a)	Class of securities to be issued — fully paid ordinary shares.

(b)	Principal terms of the securities to be issued — once issued the Shares will rank equally in all respects with Petsec’s existing issued Shares.

(c)	Shareholder approval is not required for the SSPP issue.

(d)	The issue is being made to holders of fully paid ordinary shares in Petsec at 5pm on 7th December 2006 (the record date) and whose registered address is in Australia or in any other jurisdiction in which it is lawful and practical for Petsec to offer shares under the SSPP (in the reasonable opinion of the Board).

(e)	The SSPP issue is underwritten as to 5 million shares with some provision to extend to 6.5 million shares.

For further information, please contact:

Mr. Craig Jones	Mr. Ross A. Keogh
Petsec Energy Ltd	Petsec Energy Inc.
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 612 9247 4605	Tel: 1 (337) 989 1942
Fax: 612 9251 2410	Fax: 1 (337) 989 7271

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd

Date: December 06, 2006	By: /s/ Craig H. Jones

Craig H. Jones
Company Secretary